NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE — JUNE 2, 2003


03022757

03-05

Trading Symbol: CDNX-**NAI**
12g3-2(b) File No. 82-4749

...ation Contact: **Jean Pierre Jutras or James Devonshire at 1.403.233.2636**
Web: http://www.naminco.ca

SVB PROJECT UPDATE

Northern Abitibi Mining Corp. has been advised by Falconbridge Ltd. that, as a result of the recently completed MegaTEM airborne survey, the phase two ground follow-up program has been finalized and is expected to commence on or about mid to late June. Further work on the Northern Abitibi Property under the next phase of exploration will consist predominantly of ground geophysical work, including AMT surveys as well as Time Domain Electromagnetic surveys coupled with SQUID technology. These programs are designed to confirm and further define new conductivity anomalies as outlined by the MegaTEM survey. A drilling budget of roughly $700,000.00 has been allocated to the global South Voisey Bay project for the 2003 season by Falconbridge, the execution and allocation of which remains contingent on ground geophysical results.

The airborne survey coverage recently completed was modified to include a significant portion of the Northern Abitibi Property, something that had not originally been planned as the survey was designed to cover ground mostly to the East of the property. MegaTEM is a deep penetrating airborne electromagnetic and magnetic survey. The survey is designed to detect conductors to a depth of 300 to 400 metres. The property had only previously been covered by a shallow penetrating (less than 100 metres) helicopter borne electromagnetic and magnetic survey.

As a result of the airborne coverage, the original program of ground geophysics that had been planned for the Property has been modified and increased to focus on the new targets. The objective of the ground geophysical work will be to upgrade any high priority anomalies to the drilling stage. Ground geophysics will be conducted in the general area where previous drilling encountered massive sulphide mineralization including 1.1 metres grading 11.8% nickel and 9.7% copper as well as another intersection of 15.7 metres which assayed 1.13% nickel, 0.78% copper and 0.20% cobalt. Significant large scale E-W trends in both electrical and gravity data in proximity to the areas where this mineralization was found, coupled with the new MegaTEM data, will result in high priority work designed to find feeder systems and related massive sulphide mineralization on the Northern Abitibi Property.

The 2003 program is being carried out by Falconbridge Limited. Falconbridge can earn a 50% interest in the Northern Abitibi Property by spending $5 million on exploration over a five-year period. The property is currently owned 48% by Northern Abitibi and 52% by Donner Minerals Ltd with Teck having a back-in right of 50% of Donner's interest into the property due to previous arrangements between Donner and Teck.

"J. Devonshire"

J. Devonshire, President

dlw 6/19

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Northern Abitibi Mining Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.